EXHIBIT 99.3

Management’s Discussion and Analysis

For The Year Ended

December 31, 2009

Management’s Discussion and Analysis

March 10, 2010

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of December 31, 2009, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include those set out under “Risks” below. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Investors

Caution on forward-looking statements

This MD&A contains certain forward-looking statements concerning anticipated developments in Exeter’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the MD&A and may include statements regarding exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and basemetals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Exeter may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Exeter’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Exeter does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Exeter’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits;

the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed in Exeter’s Annual Information Form for the year ended December 31, 2009, filed with the Canadian securities regulatory authorities, Exeter’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Exeter and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Exeter uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Exeter in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Report on Operations

First Quarter 2009

Despite the global economic crisis, the Company completed an equity capital raising of $29.0 million through the issuance of 12,075,000 common shares at a price of $2.40 per share. The Company paid the underwriters a six and one-half percent (6.5%) cash commission and issued 784,875 broker’s warrants, each exercisable to acquire one common share at $2.40 until February 26, 2010. All of the broker’s warrants have been exercised.

In early March 2009, the Company entered into a strategic agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), the provincial mining company in Santa Cruz Province Argentina. This strategic alliance represented a significant step forward for the future exploration of the Cerro Moro project as current data suggests that the high grade Escondida vein system may continue onto the Fomicruz tenements that are covered in the agreement.

Later in March, the Company released an initial NI 43-101 compliant resources estimate for its Caspiche Project. The initial NI 43-101 resources estimate of 8.7 million ounces of gold and 2.1 billion pounds of copper was based on drilling completed to the end of December 2008 (see the March 24, 2009 news release for further details). Drilling subsequent to December 2008 and to the end of the 2008/2009 drilling season, completed in May, was used to develop the updated NI 43-101 resources estimate that was later released in the third quarter of 2009. (See Chile Caspiche Project in this MD&A for further details).

Second Quarter 2009

During the second quarter of 2009, the Company released a NI 43-101 compliant inferred mineral resources estimate for its Cerro Moro Project in Santa Cruz, Argentina. The inferred mineral resource estimate totals 646,000 ounces gold equivalent, at a grade of 18 grams per tonne (“g/t”) gold equivalent (0.52 ounces per ton). Of the 646,000 ounces gold equivalent, 518,000 ounces gold equivalent are at a grade of 34 g/t gold equivalent (0.99 ounces per ton) (See Cerro Moro and CVSA Properties – Patagonia in this MD&A and news release dated July 8, 2009 for further details).

Third Quarter 2009

During the third quarter the Company released an updated NI 43-101 compliant inferred mineral resources estimate for its Caspiche gold-copper Project in the Maricunga region of Chile. The inferred mineral resources estimate totals 19.6 million ounces gold, 4.84 billion pounds of copper, and 40 million ounces of silver, or 32.4 million gold equivalent ounces (refer to September 14, 2009 and October 20, 2009 news releases and the Caspiche Project description in this MD&A for further information).

Fourth Quarter 2009

During the fourth quarter 2009, the Company completed another equity capital raising of $57.5 million through the issuance of 9,832,500 common shares at a price of $5.85 per share. The Company paid the underwriters a five percent (5.0%) cash commission and issued 294,975 broker’s warrants, each exercisable to acquire one common share at $6.00 until November 26, 2010.

Drilling on the Caspiche Project ceased in May with the onset of winter, however, the Company recommenced drilling in October which is expected to continue through to the onset of winter in May 2010. The program includes drilling to further expand the resource, in-fill drilling of the higher grade area to upgrade the resource to “indicated resource” status, and infrastructure, metallurgical, engineering and environmental studies. The Company has budgeted approximately $14.5 million to conduct this program.

Drilling on the Company’s Cerro Moro Project in Argentina continued throughout the fourth quarter targeting the known vein systems. This targeted in-fill drilling program is designed to better define the size of the known vein system and to move some of the resources from the inferred into the indicated category. Management expects to release an updated resource estimate in the second quarter of 2010.

The Company has two principal projects – the Caspiche project in the Maricunga region of Northern Chile, and the Cerro Moro project in Patagonia, Argentina. A brief summary of the Company’s principal projects and other projects in Argentina and Chile appear below.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.55 million, including completing more than 15,500 metres of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of January 31, 2011. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On October 19, 2009, the Company released its updated NI 43-101 compliant resources estimate for the Caspiche project. The table below reflects the resources estimate at Caspiche using drill hole data to the end of the 2008-2009 drill season.

Table 1: Caspiche inferred mineral resource estimate 2008/09 season

Material	AMEC Gold Equivalent Cut-off*	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)**	EXETER Gold Equivalent (million ounces)**
Oxide	0.2	100	0.50	1.6	1.01	3			0.5	1.7
Sulphide	0.3	1,017	0.55	18.0	1.14	37	0.22	4.84	0.94	30.7
Totals		1,117	0.55	19.6	1.12	40			0.90	32.4

Table 2 Caspiche inferred mineral resource estimate showing the higher cut-off for the sulphide material

Material	AMEC Gold Equivalent Cut-off*	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)**	EXETER Gold Equivalent (million ounces)**
Sulphide	0.9	499	0.78	12.5	1.39	22	0.3	3.30	1.31	21.1

*AMEC chose to report the contained inferred resource above a Au equivalent cutoff. For this they used prices of US$825/oz for Au and $2.07/lb for Cu. The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000. Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades. Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone. Recoveries are based on benchmarking of similar deposits.

**Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-19 dated September 14, 2009).

The Company received an independent technical report, with an effective date of October 19, 2009, compliant with NI 43-101, for the Caspiche project prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, both independent and Qualified Persons (“QPs”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, Exeter paid CVSA US$100 thousand for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Exeter was required to spend US$3.0 million within five years, including completing 8,000 metres of drilling. CVSA has a back in right to a 60% interest in a Project following the completion of 10,000 metres of drilling on that Project, by paying Exeter 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project. CVSA retains its back-in right on the remaining projects.

Cerro Moro, now 100% owned by the Company subject to a 2% NSR, was the most advanced at the time of acquisition. The remaining CVSA Properties are grouped into two main project areas, other Santa Cruz properties and Chubut properties, including the Cerro Puntudo and Verde properties.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given the favourable mining regime in Santa Cruz, the Company is focusing its attention on Cerro Moro. Future plans include conducting work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro project;
(ii)

The Company will have the right to earn up to an 80 percent interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of December 31, 2009 neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

On July 8, 2009, the Company released a NI 43-101 compliant resources estimate for its Cerro Moro project. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 g/t gold equivalent* (0.52 ounces per ton). See news release dated July 8, 2009 for further detail.

Inferred Mineral Resource for Escondida, Esperanza and Gabriela. These figures are based on the Escondida zone lower grade option (2 g/t gold cut-off grade) and the Esperanza / Gabriela zones utilising a 150 g/t silver cut-off.

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Esperanza/ Gabriela	617,000	2.4	285	6	47,000	5,647,000	127,000
Escondida	481,000	21.0	878	34	324,000	13,579,000	518,000

Total	1,098,000	10.5	545	18	371,000	19,227,000	646,000

Inferred Mineral Resource for Escondida based on the high grade option (4 g/t gold cut-off grade).

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	353,000	26.1	1,080	42	297,000	12,260,000	472,000

Total	353,000	26.1	1,080	42	297,000	12,260,000	472,000

*Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

The Company received an independent technical report, with an effective date of September 18, 2009, compliant with NI 43-101, for the Cerro Moro project prepared by Christopher John Bargmann, FGS (CGeol), MAusIMM, Pr.Sci.Nat, Simon Charles Dominy, FGS (CGeol), FAusIMM (CP), MIMM (CEng) and Ian Malcolm Platten FGS (CGeol), all independent and Qualified Persons (“QPs”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

Don Sixto project – Mendoza Province

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo., an independent QP under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78 thousand. The purchase agreement requires that the Company build two new houses at an estimated cost of $75 for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Results from Operations

The Company began 2009 with 50,200,423 common shares outstanding and ended the year with 73,897,702 common shares outstanding. During the year, the Company received net proceeds of $84.4 million and issued 23,697,279 common shares upon the exercise of options and warrants, and pursuant to the equity financings completed in February and November of 2009. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	1,485,100	304,679	21,907,500	-	23,697,279
Proceeds	$2,717	$731	$86,500	($5,537)*	$84,411

* excludes fair value of Agent’s Warrants

Subsequent Events

Subsequent to December 31, 2009, the Company issued shares pursuant to the exercise of options and warrants as follows:

	Options Exercised	Warrants Exercised	Total
Shares issued	60,000	480,196	540,196
Proceeds	$136	$1,152	$ 1,288

As at March 10, 2010, the Company had 74,570,898 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2009 and 2008 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year ended December 31, 2009

The Company ended its 2009 fiscal year with $81.1 million in its treasury after completing two capital financings in the year including most recently in November 2009 in which $57.5 million was raised. During the year the Company released three NI 43-101 compliant resource estimates, including two for Caspiche, in March and September, and one for Cerro Moro in July. Exploration expenditures totalled $22.4 million during the year.

Year ended December 31, 2009 compared to the year ended December 31, 2008

The loss for the year of $31.0 million represents an increase of about $2.4 million when compared to the $28.6 million loss incurred in 2008. This increase is primarily due to increased stock-based compensation expense in 2009 of $2.5 million.

Following the completion of the February 2009 and November 2009 equity financings, the Company had cash and cash equivalents of $81.1 million at December 31, 2009 as compared to $19.1 million in 2008. The equity financings have allowed the Company to more aggressively explore and drill both the Caspiche and Cerro Moro projects to expand the known mineralized zones and to target increasing the resource estimate confidence levels in the coming quarters. The stronger treasury along with a more stabilized economy at December 31, 2009 is a much different environment than it was in 2008 when the Company was cutting spending, budgets and staff to conserve cash in case it was unable to raise additional funding due to the credit crisis that developed in late 2008 and continued into 2009.

Stock-based compensation expense in 2009 totalled $7.1 million, an increase of $2.5 million over the $4.6 million of 2008. The increased 2009 stock-based compensation expense resulted from the approval and or vesting of stock options granted to employees, officers and directors in late 2008 and through 2009, and the re-pricing of some options in early 2009. In addition, the increased stock-based compensation expense is also a reflection of the higher fair value of options resulting from a rising share price and increased volatility in 2009.

Net cash received from the issuance of shares in 2009 of $84.5 million was $50.6 million more than the $33.9 million received in 2008. This difference is primarily the result of the Company receiving net proceeds from its two equity financings of $29.0 million in February and $57.5 million in November as compared to the one financing completed in March 2008 of $32.3 million. Proceeds from shares issued upon the exercise of options was $2.7 million in 2009, $1.9 million more than the $0.8 million in 2008.

The issuance of shares upon the exercise of options and warrants throughout 2009 resulted in contributed surplus in the amount of $2.2 million being allocated to share capital, $1.8 million more than the amount recorded in 2008, which is a reflection of the increased number of options and warrants exercised in 2009.

Fourth Quarter 2009 Compared to Fourth Quarter 2008

At December 31, 2009 the Company had $81.1 million in cash and cash equivalents, $62.0 million more than $19.1 million at December 31, 2008. This additional cash resulted from the February 2009 and November 2009 equity financings in which the Company raised gross proceeds of $86.5 million. Even though the Company cut many programs and a large portion of its staff in late 2008 and early 2009 during the credit crisis, continued favourable exploration results and successful equity financings enabled the Company to more aggressively advance Caspiche and Cerro Moro by the third and fourth quarters of 2009. The result of this increased activity resulted in mineral property exploration expenses (net of stock based compensation) of $7.8 million in the fourth quarter of 2009, up $2.2 million from the $5.6 million incurred in 2008.

Administration expenditures, calculated by removing interest, stock-based compensation expense, exploration costs, and the effect of the conversion of foreign currencies from the net loss, was $1.7 million which is $1.1 million more than the $0.6 million incurred in 2008.

The following selected financial information is taken from the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

	($000’s, except share data)
Year ended December 31,	2009	2008	2007
Interest income	$499	$706	$392
Mineral property exploration expenditures [1]	$20,578	$21,213	$10,711
Stock-based compensation [2]	$7,094	$4,598	$3,778
Net loss and comprehensive loss for the year	$30,978	$28,643	$16,869
Basic and diluted loss per common share	$(0.51)	$(0.62)	$(0.43)

1) excludes stock-based compensation cost allocated of $1,777 (2008: $755; 2007: $1,258).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management fees, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s, except share data)
As at December 31,	2009	2008	2007
Working capital	$77,481	$16,949	$7,057
Total assets	$85,362	$23,497	$12,737
Total liabilities	$4,161	$2,823	$2,115
Share capital	$174,418	$89,356	$55,249
Deficit	$(111,482)	$(80,504)	$(51,861)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	($000’s, except for share data)
	2009			2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	111	135	142	111	157	211	259	79
Net loss and comprehensive loss, excluding stock-based compensation	9,286	3,927	5,601	5,070	6,124	6,258	6,000	5,664
Administration expenditures*	1,611	734	723	796	783	796	1,039	821
Mineral property exploration costs, excluding stock-based compensation	7,759	3,418	5,060	4,341	5,500	5,644	5,189	4,935
Stock-based compensation	1,072	1,464	1,510	3,048	806	462	3,099	230
Basic and diluted loss per common share	$0.16	$0.09	$0.11	$0.15	$0.15	$0.14	$0.19	$0.14

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income was slightly reduced in the fourth quarter as compared to the previous two quarters as cash obtained through the equity capital financing completed in February 2009 continued to be used to fund its drilling and exploration programs at Caspiche and Cerro Moro and for administrative expenditures.

Net loss and comprehensive loss in the fourth quarter, excluding stock-based compensation, was much higher, than in previous quarters due to the Company’s increased exploration efforts on its key projects, Caspiche and Cerro Moro. After the budget cuts and reduction in spending due to the credit crisis of 2008, the elevated exploration activity in the fourth quarter of 2009 brought the total annual expenditure amount closer the total amount spent in 2008.

Stock-based compensation has fluctuated quarter by quarter for a number of reasons including the vesting of certain options, approval dates of grants, and stock price volatility which is a component of the Black-Scholes pricing model that can dramatically affect the fair value of options granted at certain times. Stock-based compensation expense of approximately $4.6 million in the first two quarters of 2009 resulted from the vesting of options granted and repriced late in 2008 and early 2009 following their approval at the Company’s 2009 Annual General Meeting in May 2009.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2009 totalled $81.1 million compared to $19.1 million at December 31, 2008 an increase of about $62.0 million which is the result of the Company completing two equity financings in February and November of 2009 raising $29.0 million and $57.5 million respectively. (see below for more details on these equity financings). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such source of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche and Cerro Moro projects and expenditures will be adjusted to match available funding. Subsequent to December 31, 2009, the Company announced a spin-out transaction (the “Spin-Out”) of its exploration assets in Argentina along with approximately $25.0 million in cash into a new stand-alone company, Extorre Gold Mines Limited (“Extorre”). Please see “Subsequent Events” below for additional details regarding the Spin-Out.

In February 2009, the Company completed a bought deal equity financing in which it sold 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million.

The offering closed on February 26, 2009. The Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Agent’s Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Agent Warrant was exercisable for a period of twelve (12) months at the offering price of $2.40.

In November 2009, the Company completed a bought deal equity financing in which it sold 9,832,500 shares at a price of $5.85 per share to raise gross proceeds of $57.5 million. The Company paid the underwriters a cash fee in an amount equal to five percent (5.0%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 294,975 non-transferable warrants (the “Agent’s Warrants”) constituting three percent (3.0%) of the aggregate number of shares sold pursuant to the offering. Each Agent Warrant will be exercisable until November 26, 2010 at a price of $6.00.

The Company intends to continue using the net proceeds of the offerings for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes. Please see “Subsequent Events” below for additional details regarding the Spin-Out.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Currently held funds will continue to be used for planned exploration programs and for general corporate purposes. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed on November 19, 2009, relating to the November equity financing, approximately $33.5 million was allocated to be spent on the Caspiche project and about $7.2 million on the Cerro Moro project.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2009 and 2008 as follows:

	2009 (in thousands)
Argentine Pesos	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,714	114,894	37	-
Amounts receivable	468	35,230	-	-
Accounts payable and accrued liabilities	(5,401)	(623,585)	(317)	(379)
Net balance	(3,219)	(473,461)	(280)	(379)
Equivalent in Canadian Dollars	(873)	(976)	(294)	(376)
Rate to convert to $1.00 CDN	0.2713	0.002062	1.051	0.9924

		2008 (in thousands)
	Argentine Pesos	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,196	200,692	773	-
Amounts receivable	158	72,575	-	-
Accounts payable and accrued liabilities	(3,844)	(362,718)	-	(289)
Net balance	(2,490)	(234,601)	773	(289)
Equivalent in Canadian Dollars	(863)	(70)	939	(247)
Rate to convert to $1.00 CDN	0.3464	0.001918	1.2142	0.8532

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso against the Canadian dollar would result in an increase/decrease of $87 in the Company’s net loss.

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso against the Canadian dollar would result in an increase/decrease of $98 in the Company’s net loss.

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase/decrease of $29 in the Company’s net loss.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 0% and 1.15%.

Based on the amount owing of cash and cash equivalents invested as at December 31, 2009, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $395 in the interest earned by the Company per annum.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Year
	Total	2010	2011 – 2012
Office leases	$ 204	$ 169	$ 43
Property access agreements	138	85	53
Total	$ 342	$ 246	$ 96

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

Related Party Transactions

Amounts due to related parties of $67 at December 31, 2009 (2008: $278) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $1,367 (2008: $1,845) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $460 (2008: $360) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year renewable agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration and development fees of $267 (2008: $253) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $310 (2008: $165) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year renewable agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $330 (2008: $256) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year renewable agreement with 667060 for the provision of Mr. Bond’s services.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Subsequent Events

Subsequent to December 31, 2009, the Company’s Board of Directors approved a proposal to undertake a Spin-Out transaction pursuant by which the assets of Exeter would be separated into two highly focused companies. Under the terms of the proposed transaction, Exeter will retain all assets relating to the Caspiche gold-copper discovery, together with approximately $50 million in working capital, and focus on the advancement of Caspiche. Exeter will transfer to a new corporation, Extorre, Exeter’s Cerro Moro and other exploration properties in Argentina and approximately $25 million in cash. Extorre will then become an emerging gold-silver producer, focused on the high grade Cerro Moro gold-silver project in Argentina. It will be a condition to the closing of the transaction that Extorre obtain conditional approval for the listing of its common shares on a major stock exchange.

Exeter shareholders will be asked to vote on the proposal at a special meeting of shareholders, expected to be convened on March 11, 2010. The proposal to be presented to shareholders would result in each Exeter shareholder of record, on the effective date of the transaction, receiving one share in Extorre for each share held in Exeter. There will be no change in shareholder’s holdings in Exeter.

Outlook

In 2010, if the Spin-Out transaction is approved, the Company will become a single asset company and plans to focus all efforts on continuing to add value to its Caspiche Project in the Maricunga Region of Chile. Its current drilling program is focused on adding confidence to the resource estimate through in-fill drilling and bringing the inferred ounces to an indicated status. The drilling program for 2010 is also designed to test the boundaries of the known mineralization in an effort to increase the mineral resources of Caspiche.

Upon receipt of all required approvals for the Spin-Out of the Argentine assets, Extorre expects to undertake additional drilling at Cerro Moro, along with production related studies to gather sufficient data to allow for a development decision by mid-year 2010.

Extorre will also continue with its constitutional challenge in Mendoza province to have the anti-mining legislation amended. The Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Exploration campaigns on some of its grass-roots stage projects are also being considered for exploration activities in 2010.

Proposed Transactions

As mentioned above, the Company is proceeding with the proposed corporate Spin-Out transaction, subject to shareholder, exchange and regulatory approval. The Company will then be primarily a single project company focussing on the Caspiche Project. However, should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(ii)

stock-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term is the applicable of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

a)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

b)	Financial Instruments - Disclosure, Section 3862

In June 2009, Handbook Section 3862 was further amended to include disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for the fiscal years ending after September 20, 2009. The Company has adopted these amendments for the fiscal year ended December 31, 2009 and there was no significant impact on the financial statements.

Future Changes in Accounting Policies

a)	Business Combinations

In January 2009, the CICA issued Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests. These sections replace the former section 1581, Business Combinations, and section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

b)	International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Management is currently working through planed IFRS transition stages. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. Third party IFRS consultants have also been identified to aid in the process, including a stock-based compensation management and valuation program. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

Disclosure Controls

At the end of the fiscal year ended December 31, 2009, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by this nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. The CEO and CFO will certify the annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

During the year ended December 31, 2009 management continued to refine its documentation and improve its internal controls systems, including the testing of those systems.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control systems are met.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their audit attestation report included with the Consolidated Financial Statements.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $81.1 million and working capital of $77.5 million at December 31, 2009. Based on current planned expenditures at its Caspiche project management believes that the Company has sufficient capital resources to fund levels of activity for the next 12 months. If the planned Spin Out proceeds, the Company will transfer approximately $25 million to Extorre, consequently its available cash resources will be reduced.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina and Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage. Even at its most advanced exploration projects including Caspiche and Cerro Moro, as well as at Don Sixto, it has caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform cleanup and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

During the second quarter of 2007, Exeter ceased all exploration activities at the Don Sixto project following the anti-mining legislation passed by the Mendoza Provincial Government. The legislation, introduced in June 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals including the use of cyanide traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional as this ban on the use of chemicals, which are used by many other companies in Mendoza in various industries discriminatorily applies only to mining and mineral extraction. However, should the Company not be successful in its constitutional challenge and the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2009 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2009), and subsequent filings with the CSA and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE-Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transaction available on the Company’s website at www.exeterresource.com.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.